Exhibit 99.1

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out financial statements as of October 31, 2019

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

Contents

Unaudited interim condensed combined carve-out balance sheets	3

Unaudited interim condensed combined carve-out statements of comprehensive income	4

Unaudited interim condensed combined carve-out statements of changes in parent´s net investments	5

Condensed combined carve-out statements of cash flows - indirect method	6

Notes to the unaudited interim condensed combined carve-out financial statements	7

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out balance sheets

(In thousands of Reais – R$ thousand)

Assets	Note	10/31/2019	12/31/2018	Liabilities	Note	10/31/2019	12/31/2018

Current assets				Current liabilities
Cash and cash equivalents	5	37,609	20,328	Suppliers		6,381	14,039
Trade accounts receivable	6	65,142	99,766	Salaries, provisions and social contributions		21,513	19,964
Inventories	7	6,622	5,909	Taxes payable		1,391	1,942
Recoverable taxes		138	195	Income tax and social contribution payable		17,927	11,858
Recoverable income tax (IRPJ) and social contribution (CSLL)		5	126	Advances from clients		183	183
Advances to suppliers - related parties	11	8,834	-	Lease payable	10	2,358	-
Other receivables		1,462	1,457	Other liabilities		6,729	7,943

		119,812	127,781			56,482	55,929

Non-current assets				Non-current liabilities
Judicial deposits		19	48	Advances from clients		426	578
Deferred income tax and social contribution		8,104	15,934	Taxes payable		438	518
Property, plant and equipment	8	10,015	4,095	Provision for tax, civil and labor risks		4,649	5,359
Intangible assets	9	35,020	32,156	Lease payable	10	3,016	-

		53,158	52,233			8,529	6,455

				Parent´s net investments		107,959	117,630

		172,970	180,014			172,970	180,014

See the accompanying notes to the unaudited interim condensed combined carve-out financial statements.

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out statements of comprehensive income

For the ten-month ended October 31

(In thousands of Reais – R$ thousand)

	Note	10/31/2019	10/31/2018

Net revenue from sales	12	321,559	324,179

Cost of sales	13	(87,750)	(77,263)

Gross profit		233,809	246,916

Operating expense
General and administrative expenses	13	(53,245)	(53,211)
Selling and distribution expenses	13	(60,279)	(49,385)
Other operating income, net		45	736
Impairment loss on accounts receivable	13	(789)	(3,132)

Income before financial income and taxes		119,541	141,924

Financial income
Financial revenues	14	3,973	3,480
Financial expenses	14	(1,078)	(1,374)

Income before income tax and social contribution		122,436	144,030

Income tax and social contribution
Current		(33,399)	(50,933)
Deferred		(7,830)	1,968

Net income for the year		81,207	95,065

See the accompanying notes to the unaudited interim condensed combined carve-out financial statements.

Positivo Soluções Didáticas

Unaudited interim condensed combined carve-out statements of changes in parent´s net investments

For the ten-month ended October 31

(In thousands of Reais – R$ thousand)

	Note	Parent´s net investments

Balances at December 31, 2017		54,537

Net income for the period		95,065
Net investments		(89,873)

Balances at October 31, 2018 (unaudited)		59,729

Balances at December 31, 2018		117,630

Net income for the period		81,207
Profit distribution	11	(82,000)
Net investments		(8,878)

Balances at October 31, 2019 (unaudited)		107,959

See the accompanying notes to the unaudited interim condensed combined carve-out financial statements.

Positivo Soluções Didáticas

Condensed combined carve-out statements of cash flows - indirect method

For the ten-month ended October 31

(In thousands of Reais – R$ thousand)

	Note	10/31/2019	10/31/2018
Cash flows from operating activities

Net income for the year		81,207	95,065
Adjustments to reconcile the net income for the period with cash generated by operating activities:

Depreciation and amortization	13	10,469	8,359
Impairment loss on accounts receivable	13	789	3,132
Provision (reversal) for obsolete inventories	13	(89)	479
Provision for tax, civil and labor risks	13	(1,032)	1,510
Provision for interest on loans		-	715
Provision for interest on leases	14	351	-
Deferred income tax and social contribution		7,830	(1,968)

(Increase) decrease in operating assets:
Trade accounts receivable		33,835	50,526
Inventories		(624)	3,589
Recoverable taxes		57	(6)
Recoverable income tax (IRPJ) and social contribution (CSLL)		121	-
Advances to suppliers - related parties		(8,834)	-
Miscellaneous credits		(5)	988
Judicial deposits		29	(19)

Increase (decrease) in operating liabilities:
Suppliers		(7,658)	(14,326)
Salaries, provisions and social contributions		1,549	3,885
Taxes payable		(631)	(165)
Income tax and social contribution payable		6,069	185
Advances from clients		(152)	791
Other liabilities		(1,214)	(2,349)

		122,067	150,391

Interest paid	10	(334)	-
Lawsuits and proceedings paid		322	82

Net cash generated in operating activities		122,055	150,473

Cash flows from investment activities
Acquisition of property, plant and equipment	8	(1,473)	(1,442)
Additions to intangible assets	9	(9,943)	(9,003)

Net cash used in investment activities		(11,416)	(10,445)

Cash flows from financing activities
Loans		-	6,873
Payment of principal on loans		-	(56,965)
Payment of leases - principal	10	(2,480)	-
Dividends paid	11	(82,000)	-
Parent´s net investment		(8,878)	(89,873)

Net cash invested in financing activities		(93,358)	(139,965)

Net increase in cash and cash equivalents		17,281	63

Cash and cash equivalents at the beginning of the year	5	20,328	351
Cash and cash equivalents at the end of the year	5	37,609	414

Net increase in cash and cash equivalents		17,281	63

See the accompanying notes to the unaudited interim condensed combined carve-out financial statements.

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

Notes to the unaudited interim condensed combined financial statements

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1	General information

Positivo Soluções Didáticas (hereinafter referred to as the "Business" and “Positivo Soluções Didáticas”) represents the combination of the historical financial statements of Positivo Soluções Didáticas Ltda. and Editora Piá Ltda., and the carve-out of the financial position and results operations of the private sector (“K-12”) and those in the scope of National Program for Didactic Books (“PNLD”) carried out by Editora Positivo Ltda (hereinafter referred as “Parent Company”)

The Business’ activities include conception, production and commercial distribution of the Learning System comprised of integrated solutions of printed (integrated educational books, literature and pedagogical support) and digital (digital books and teaching-learning platform denominated: Positivo On) contents, training of teachers for each area of knowledge.

Accordingly, businesses conducted by Positivo Soluções Didáticas include:

•	Sistema Positivo de Ensino (“SPE”) and Conquista: comprised of Teaching Systems in Portuguese provided to private schools throughout Brazil;

•	Positivo English Solution (“PES”): comprised of Teaching Systems in English provided to private schools throughout Brazil; and

•	Literature Books: editing and commercialization of didactic and literature books in the general market (distributors and resellers), and in the scope of the PNLD.

Under its articles of association, the three companies with operations that are included in these unaudited interim condensed combined carve-out financial statements are allowed to engaged in: (i) edition and trading of school material, especially books, handouts and maps, (ii) commercial distribution of authors’ property rights, (iii) phonographic production, recording and trading of musical compact disc (CD), (iv) provision of graphic creation and editing services, and (v) provision of courses, lectures, trainings, seminars and continued education for personal and professional development, sundry advisory, as well as conduction of operation denominated "factoring".

Up to November 1, 2018, the activities related to private sector operations (“K-12”) and those in the scope of PNLD described in these financial statements were included in Editora Positivo Ltda. On November 1, 2018, a corporate restructuring was completed to spin-off of SPE, Conquista, PES and Literature Books operations to Positivo Soluções Didáticas Ltda. As the entities involved were under common control, this reorganization was accounted for using the historical basis of the assets and liabilities. Additionally, this reorganization did not result in a change in the shareholding structure of the entities.

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

On May 7, 2019, Arco Platform Limited (“Arco”), a U.S foreign private issuer entity, entered into a definitive agreement to acquire aforementioned operations included in these unaudited interim condensed combined carve-out financial statements. On November 1, 2019, Arco concluded the transaction and accordingly, on that date, Arco acquired control of Positivo Soluções Didáticas.

2	Preparation basis and presentation of the unaudited interim condensed combined carve-out financial statements

These unaudited interim condensed combined carve-out financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the Business’ last annual combined carve-out financial statements as at and for the year ended 31 December 2018 (‘last annual combined carve-out financial statements’). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Business’ financial position and performance since the last annual financial statements.

The unaudited interim condensed combined carve-out financial statements are presented in thousands of Brazilian Real (“BRL”), which is the Business functional currency. All financial information presented in BRL has been rounded to the nearest thousand value, except otherwise indicated.

This is the first set of the Business’ financial statements in which IFRS 16 has been applied. Changes to significant accounting policies are described in Note 3.

These unaudited interim condensed combined carve-out financial statements were authorized for issue by Management on March 20, 2020.

3	Changes in significant accounting policies

Except as described below, the accounting policies applied in these unaudited interim condensed combined carve-out financial statements are the same as those applied in the last annual financial statements. The Business has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Business applies, as from January 1, 2019, IFRS 16 - Leases. As required by IAS 34, the nature and effect of these changes are disclosed below.

Other amendments and interpretations of IFRS became applicable as from January 1, 2019; however, these changes did not have an impact on the unaudited interim condensed combined carve-out financial statements of the Business.

IFRS 16 - Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

The Business has lease contracts for properties and vehicles. Before the adoption of IFRS 16, the Business did not have finance lease prior to December 31, 2018. The leased property was not capitalized and the lease payments were recognized as rent expense in the unaudited interim condensed combined carve-out statement of comprehensive income on a straight-line basis over the lease term. Upon adoption of IFRS 16, the Business applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

In the adoption of IFRS 16, the leases will impact the financial information due to:

(a)	Recognition of right-of-use assets and lease liabilities in the unaudited interim condensed combined carve-out balance sheet initially measured at present value of the future minimum lease payments;

(b)	Recognition of depreciation expenses of right-of-use assets and interest expense on lease liabilities in the unaudited interim condensed combined carve-out statement of comprehensive income; and

(c)	Separation of the total amount of cash paid on these transactions between principal (presented within financing activities) and interest (presented in operating activities) in the unaudited interim condensed combined carve-out statement of cash flow.

a.	The effect of adoption IFRS 16

The Business applied the forward-looking transition approach and did not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases were measured on transition as if the new rules had always been applied. All other right-of-use assets were measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

In the transition process, the Business chose to use the practical expedient that allows not to reevaluate whether a contract is or contains a lease. The main impacts are related to the leasing operations of third-party real estate and leased vehicles.

As permitted, short-term leases (lease term of 12 months or less) and leases of low value assets (such as personal computers and office furniture) will maintain recognition of their lease expenses on a straight-line basis in the income statement.

The Business also applied the available practical expedients wherein it:

•	Use of a single discount rate for each rental portfolio with reasonably similar characteristics. In this sense, the incremental funding rate, measured on January 1, 2019, applicable to each of the leased asset portfolios, was obtained. Through this methodology, the Business obtained a weighted average rate of 6.5%;

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

•	The Business did not separate non-lease components from contracts that also have lease components;

As a result of the above facts, the Business recognized the following amounts in the opening balances of its balance sheet:

	December 31, 2018	Opening adjustments	January 1, 2019

Non-current assets
Fixed assets	4,095	7,678	11,773
Deferred taxes	16,581	-	16,581

Total assets	20,676	7,678	28,354

Current liabilities
Leases payable	-	2,952	2,952
Non-current assets
Leases payable	-	4,726	4,726

Total liabilities	-	7,678	7,678

Additionally, the table below summarizes the accounting impacts of the adoption of this new accounting pronouncement on the interim condensed combined carve-out statement of comprehensive income for the period of ten months ended on October 31, 2019:

October 31, 2019

Statement of comprehensive income
Depreciation	(2,597)
Financial expenses	(351)
Deferred income tax and social contribution	108

(2,840)

b.	Summary of new accounting policies

Set out below are the new accounting policies of the Business upon adoption of IFRS 16, which have been applied from the date of initial application:

(i)	Right-of-use assets

The Business recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

(ii)	Lease liabilities

At the commencement date of the lease, the Business recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Business and payments of penalties for terminating a lease, if the lease term reflects the Business exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Business uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The accounting amount of the lease liabilities is remeasured if there is a change in the term of the lease, a change in fixed lease payments or a change in valuation to purchase the right-of-use asset.

(iii)	Short-term leases and leases of low-value assets

The Business applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease.

(iv)	Significant judgement in determining the lease term of contracts with renewal options

The Business determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if reasonably certain to be exercised.

The Business has the option, under some of its leases to lease the assets for additional terms. The Business applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Business reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

4	Significant accounting judgments, estimates and assumptions

The preparation of the Business’ interim condensed combined carve-out financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods. The significant assumptions and estimates used in the preparation of the interim condensed combined carve-out financial statements for the ten-month period ended October 31, 2019 were the same as those adopted in the combined carve-out financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16-Leases described in Note 3.

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

5	Cash and cash equivalents

Balances of cash and cash equivalents are broken down as follows:

	October 31, 2019	December 31, 2018

Cash	-	4
Banks	662	1,071
Fixed income investments (a)	36,947	19,253

	37,609	20,328

(a)	These mainly represent investments in Bank Deposit Certificates (CDBs) that earn interest of approximately 100% of CDI change (interest rates of Interbank Deposit Certificates), with immediate liquidity and subject to an insignificant risk of change in value.

6	Trade accounts receivable

The balance of account is comprised by the following amounts:

	October 31, 2019	December 31, 2018

Learning systems	88,330	111,023
Literature books	14,713	25,855
(-) Impairment loss on accounts receivable	(37,901)	(37,112)

	65,142	99,766

The breakdown of accounts receivable by maturity age is as follows:

	October 31, 2019	December 31, 2018

Falling due	51,748	93,443
Overdue (days):
up to 30	4,280	2,302
31-60	2,168	3,792
61-90	1,507	2,734
91-180	4,486	3,474
181-360	5,703	5,434
>361	33,151	25,699
(-) Impairment loss on accounts receivable	(37,901)	(37,112)

	65,142	99,766

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

Changes in impairment losses on accounts receivable are broken down as follows:

Balance at December 31, 2017	33,875

(+) Additions	3,132

Balance at October 31, 2018	37,007

(-) Receipt / reversal	(4,430)
(+) Additions	4,535

Balance at December 31, 2018	37,112

(-) Receipt / reversal	(2,184)
(+) Additions	2,973

Balance at October 31, 2019	37,901

The impairment losses are formed based on criteria established by the Management and in an amount considered sufficient to cover estimated losses in the realization of these credits. The criterion for the allowance for doubtful accounts is based on a three-year average of the default history of the client portfolio in relation to annual revenues.

7	Inventories

The balance of this account is comprised by the following amounts:

	October 31, 2019	December 31, 2018

Goods for resale held by third-parties	3,125	1,211
Good for resale	3,186	2,223
Inventories in transit	1,236	3,489
(-) Provision for obsolete inventories	(925)	(1,014)

	6,622	5,909

The provision for obsolete inventory is recognized based on the analysis of the history of turnover of inventory items, which classification as obsolete additionally comprised of inventory age, considering that Management also performs individual analysis of expected realization of inventory items, considering the product’s sales potential (based on sales history), the analysis of the book content, and the possibility of visual update.

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

Changes in provision for obsolete inventories is broken down as follows:

Balance at December 31, 2017	324

(+) Additions	479

Balance at October 31, 2018	803

(+) Additions	211

Balance at December 31, 2018	1,014

(-) Reversal	(1,079)
(+) Additions	990

Balance at October 31, 2019	925

8	Property, plant and equipment

The balance of this account is comprised by the following amounts:

		October 31, 2019			December 31, 2018

	Depreciation weighted average rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Leases	40%	7,837	(2,597)	5,240	-	-	-
Furniture, fixtures and facilities	15%	1,877	(1,386)	491	1,875	(1,264)	611
Machinery and equipment	10%	277	(135)	142	277	(120)	157
IT equipment	20%	10,921	(8,406)	2,515	9,450	(7,839)	1,611
Leasehold improvements	4%	2,647	(1,020)	1,627	2,647	(931)	1,716

		23,559	(13,544)	10,015	14,249	(10,154)	4,095

The main increase in the Business’ property, plant and equipment was related to the adoption of IFRS 16 Leases. Please refer to note 3.

Changes in fixed assets are as follows:

	Leases	Leasehold improvements	Machinery and equipment	Furniture, fixtures and facilities	IT equipment	Total

Balance at December 31, 2017	-	1,554	91	660	1,489	3,794

Additions	-	260	81	93	1,008	1,442
Depreciation	-	(81)	(12)	(118)	(755)	(966)

Balance at October 31, 2018	-	1,733	160	635	1,742	4,270

Balance at December 31, 2018	-	1,716	157	611	1,611	4,095

Initial adoption of IFRS 16	7,678	-	-	-	-	7,678
Additions	159	-	-	2	1,471	1,632
Depreciation	(2,597)	(89)	(15)	(122)	(567)	(3,390)

Balance at October 31, 2019	5,240	1,627	142	491	2,515	10,015

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

a.	Evaluation for impairment of assets

The Business assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Business estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment for the ten-month periods ended October 31, 2019 and 2018.

b.	Useful life

The Business reviewed the estimate of useful life annually in the preparation of the condensed combined carve-out financial statements. As of October 31, 2019, the Business did not identify any significant change in relation to the previously adopted useful life.

9	Intangible assets

The balance of this account is comprised by the following amounts:

		October 31, 2019			December 31, 2018

	Weighted average rate of amortization	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Literature books
Learning Systems	25%	38,240	(34,443)	3,797	38,240	(31,352)	6,888
Educational books	25%	28,189	(26,788)	1,401	28,189	(24,940)	3,249
Dictionaries	10%	4,883	(4,878)	5	4,883	(4,873)	10
Literature books in progress	0%	21,683	-	21,683	12,392	-	12,392
Software	20%	15,821	(7,687)	8,134	15,169	(5,552)	9,617

		108,816	(73,796)	35,020	98,873	(66,717)	32,156

The changes in intangible assets in the year is comprised as follows:

	Literature books	Literature books in progress	Software	Total

Balance at December 31, 2017	11,750	17,229	1,101	30,080

Additions	-	8,380	623	9,003
Transfers	5,632	(14,536)	8,904	-
Amortization	(5,868)	-	(1,525)	(7,393)

Balance at October 31, 2018	11,514	11,073	9,103	31,690

Balance at December 31, 2018	10,147	12,392	9,617	32,156

Additions	-	9,291	652	9,943
Amortization	(4,944)	-	(2,135)	(7,079)

Balance at October 31, 2019	5,203	21,683	8,134	35,020

Evaluation for asset impairment

The Business assesses, at each reporting date, whether there is an indication that an intangible may be impaired. If any indication exists, the Business estimates the asset’s recoverable amount. There were no indications of impairment of intangibles for the ten-month periods ended October 31, 2019 and 2018.

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

Useful life

As of October 31, 2019, there was no write-offs related to discontinued projects.

10	Lease payable

Changes in leases for the year are composed as follows:

	Current	Non-current	Total

Balance at January 1, 2019	-	-	-

Initial adoption of IFRS 16	2,952	4,726	7,678
Additions	48	111	159
Transfers	1,950	(1,950)	-
Interest	222	129	351
Interest paid	(334)	-	(334)
Payment of leases - principal	(2,480)	-	(2,480)

Balance at October 31, 2019	2,358	3,016	5,374

11	Related parties

The Positivo Group (hereinafter referred as “Group”) is composed by all entities owned by the quotaholders of the Parent Company and individual entities included in this unaudited interim condensed combined carve-out financial statements. Balances and transactions between the entities and operations included in the Business, have been eliminated in the unaudited interim condensed combined carve-out financial statements. Some of the Group’s transactions and arrangements are with related parties and the effect of these transactions using the basis determined between the parties is reflected in this unaudited interim condensed combined carve-out financial statements.

Transactions with these related parties are priced on an arm’s length basis and are to be settled in cash. None of the related party balances are secured. No expense has been recognized in the current year or prior year for losses in respect of amounts owed by related parties. Additionally, no guarantees have been given or received related to these balances.

On October 31, 2019 and December 31, 2018, the Business carried out transaction with related parties, as stated below:

	Accounts receivable from commercial transactions		Accounts payable from commercial transactions		Advances for commercial transactions

	October 31, 2019	December 31, 2018	October 31, 2019	December 31, 2018	October 31, 2019	December 31, 2018

Positivo Educacional Ltda. (a)	838	1,479	-	-	-	-
Gráfica e Editora Posigraf Ltda. (b)	35	358	2,911	4,957	8,834	-
Centro de Estudos Superiores Positivo Ltda. (c)	9	566	2	13	-	-
Consórcio Positivo J Malucelli	-	3	-	-	-	-
Editora Positivo Ltda. (e)	-	-	458	578	-	-
Centro Educacional Opção Única Ltda. (a)	20	45	-	-	-	-
Sociedade Educacional Posiville Ltda. (a)	61	614	-	-	-	-
Positivo Tecnologia S.A. (d)	2	142	-	30	-	-

	965	3,207	3,371	5,578	8,834	-

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

During the periods presented below, the Business entered into the following transactions with related parties:

	Sales		Purchases and services

	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018

Positivo Educacional Ltda. (a)	6,672	464	-	-
Gráfica e Editora Posigraf Ltda. (b)	233	2,737	61,503	59,461
Centro de Estudos Superiores Positivo Ltda. (c)	112	3	103	56
Editora Positivo Ltda. (e)	2,679	-	3,931	4,175
Positivo Tecnologia S.A. (d)	23	18	1,788	1,010
Centro Educacional Opção Única Ltda. (a)	318	46	-	-
Sociedade Educacional Posiville Ltda. (a)	412	280	-	-
Positivo Soluções Didáticas Ltda.	3,485	-	-	-

	13,934	3,548	67,325	64,702

(a)	Substantially refers to the amounts arising from the direct sales of learning system made by the Business to the students of Positivo Educacional Ltda., considering that the Positivo Educacional Ltda intermediates the financial receipt of such sales, and, later on, makes the financial transfer to Positivo Soluções Didáticas.

(b)	These are transactions of purchase of printed books and other products (inventories). These goods are acquired for resale by the Business to its customers.

(c)	Comprises transactions of space rentals, especially the Positivo Theater and Event Center, as well as service provision.

(d)	Purchases and services comprise the acquisition of computers and other IT equipment. Additionally, up to 2016, the Business made copyright payments related to the access to internet sites, called “Portal Positivo”, as well as the supply of CD-ROMs with educational contents to institutions that are members of the SPE System. There was also the engagement of Positivo Tecnologia for the production of Positivo ON, the software which substituted the former.

(e)	Sales comprise the Business transactions of catalog book sales. Purchase refers to the apportionment of expenses and shared service center, which are incurred by Editora Positivo Ltda. and later on apportioned with the other related parties benefitted by the provision of such services following the terms established between the parties. Such reimbursements are represented by the shared use of purchasing (especially indirect materials), human resources, marketing, legal, accounting, finance and IT departments. The apportionment amount is calculated at the effective cost, apportioned according to the use of available resources.

Profit distribution

During the ten-month period ended on October 31, 2019, Positivo Soluções Didáticas Ltda. distributed and paid dividends to its quotaholders in a total amount of R$ 82,000.

12	Net revenue from sales

The breakdown of net sales of the Business as of October 31, 2019 and October 31, 2018 is as follows:

	October 31, 2019	October 31, 2018

Learning system	335,813	339,149
(-) Commissions	(8,765)	(6,863)
(-) Sales taxes	(256)	(51)
(-) Sales return	(5,233)	(8,056)

Net revenue	321,559	324,179

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

The Business’s revenues from contracts with customers are all in Brazil. The Group recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the unaudited interim condensed combined carve-out statement of comprehensive income of R$ 789 and R$ 3,132 as of October 31, 2019 and 2018, respectively.

Seasonality

It’s important to highlight the revenue recognition and seasonality of our Business. The Business typically deliver the learning system SPE four times each year, in March, June, August and December. The learning system Conquista and PES are delivered twice, in June and December, usually two to three months prior to the start of each school quarter. The books are typically delivered by the end of the fourth quarter and during the first quarter. The amount of revenue recognized is proportional to the amount of content made available, which is not linearly distributed among the quarters. This causes revenue seasonality in our business, in which the third quarter revenue is the lowest point of the year.

Revenues tax benefits

The Business is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

13	Information on nature of expenses recognized in the statement of comprehensive income

The Business presents the statement of comprehensive income using a classification of operating expenses based on their function. The information on the nature of these expenses recognized is as follows:

	October 31, 2019	October 31, 2018

Resale goods and consumption material used	67,790	56,319
Personnel and commissions	64,937	63,016
Advertising and publicity	18,658	11,822
Depreciation and amortization	10,469	8,359
Freight	8,131	6,739
Traveling	8,108	6,448
Promotion expenses	3,519	3,425
Third party services	4,245	4,132
Credit card expenses (commission)	2,168	1,131
Rentals	946	3,068
Provision (reversal) for obsolete inventories	(89)	479
Impairment loss on accounts receivable (a)	789	3,132
Provision (reversal) for tax, civil and labor risks	(1,032)	1,510
Other	13,424	13,411

	202,063	182,991

(a)	At the beginning of 2019, the entire customer portfolio that gave rise to the impairment loss was sold to a third party, with no chance of recourse, and therefore the impairment loss was reversed.

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

The cost of sales mainly consists of the expenses related to the resale goods and consumption material used, which mainly comprises printing costs and amortization of intellectual property in the long term. Operating expenses are comprised of sales expenses, general and administrative expenses and other expenses. The largest expense component comprises employees and labor, which includes salaries and bonuses, employee benefit expenses and contracted labor costs.

The breakdown of these accounts for reconciling with the unaudited interim condensed combined carve-out statement of comprehensive income is as follows:

	October 31, 2019	October 31, 2018

Cost of sales	(87,750)	(77,263)
General and administrative expenses	(53,245)	(53,211)
Selling and distribution expenses	(60,279)	(49,385)
Impairment loss on accounts receivable	(789)	(3,132)

	(202,963)	(182,991)

14	Financial income

	October 31, 2019	October 31, 2018

Financial revenues
Discounts obtained and other	82	196
Interest charged on accounts receivable and other	2,374	3,251
Yield from investments	1,517	33

	3,973	3,480

Financial expenses
Discounts granted	(449)	(476)
Interest on loans and other	-	(715)
Interest on leases	(351)	-
Bank expenses	(270)	(129)
Other	(8)	(54)

	(1,078)	(1,374)

	2,895	2,106

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

15	Financial instruments

Accounting classification and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their fair values hierarchy. The amortized cost is reasonable approximated to the fair value due to the nature and liquidity level of the financial assets and liabilities held by the Business, are as follows:

October 31, 2019	Hierarchy	Amortized cost	Fair value

Financial assets
Cash and cash equivalents	Level 2	37,609	37,609
Trade accounts receivable	Level 2	65,142	65,142
Other receivables	Level 2	1,462	1,462

		104,213	104,213

Financial liabilities
Suppliers	Level 2	6,381	6,381
Other liabilities	Level 2	6,729	6,729

		13,110	13,110
December 31, 2018

Financial assets
Cash and cash equivalents	Level 2	20,328	20,328
Trade accounts receivable	Level 2	99,766	99,766
Other receivables	Level 2	1,457	1,457

		121,551	121,551

Financial liabilities
Suppliers	Level 2	14,039	14,039
Other liabilities	Level 2	7,943	7,943

		21,982	21,982

Financial risk management

Risk management structure

The main risk factors to which the Business is exposed reflect strategic operational and economic and financial aspects. Strategic operating risks (such as, demand behavior, competition and material changes in the structure of the industry) are addressed by the Business' management model.

The economic and financial risks mainly reflect the behavior of macroeconomic variables such as exchange and interest rates as well as the characteristics of the financial instruments that the Business uses. These risks are managed through control and monitoring policies, specific strategies and limits.

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

The Business has a policy for managing funds, instruments and financial risks monitored by top management and this practice of managing its existing risks in a manner, aiming mainly to preserve the value and liquidity of financial assets and to guarantee financial resources for the smooth running of business, including its expansions.

The Business is exposed to the following risks resulting from financial instruments:

•	Credit risk;

•	Liquidity risk;

•	Market risk.

This note presents information on the Business' exposure to each of the risks above, the objectives of the Business, measurement policies, and the Business's risk and capital management proceedings as of October 31, 2019 are the same as those disclosed in the last annual financial statements.

Concentration of credit risk

Credit risk is the risk of the Business incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations. Risk is mainly due to financial investments and trade accounts receivable.

Accounts receivable and other credits

The Business' exposure to credit risks is influenced mainly by the individual characteristics of each client. However, Management considers the geographical distribution of customers in its evaluation, including the risk of default of industry and in the country where it operates, as these factors may impact credit risk.

The quality of the credit of accounts receivable from other receivables is assessed with a basis on the credit policy established by the Business.

Cash and cash equivalents

The Business held cash and cash equivalents totaling R$ 37,609 as of October 31, 2019, which represent the maximum credit exposure on those assets. Cash and cash equivalents are maintained with major Brazilian banks and financial institutions.

Liquidity risk

Liquidity risk is the risk of the Business encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with another financial asset. The Business' approach in liquidity management is to maintain, as much as possible, sufficient liquidity to perform its obligations upon maturity, under normal conditions or not, without causing unacceptable losses or risk to the Business’ reputation.

The Business’ Management is ultimately responsible for the liquidity risk management, which manages the needs of funding and liquidity management in short, medium and long terms. The Business manages liquidity risk by maintaining sufficient cash reserves and the ability to raise loans as it considers adequate, through continuous monitoring of foreseen and actual cash flows and through combination of financial assets and liabilities’ maturity profiles.

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

Tables below show the remaining contractual maturities in details of Business’s non-derivative financial assets and liabilities and the amortization contractual terms:

Financial assets

	Weighted average interest rate per annum	<1 month	1-3 months	3-12 months	1-5 years	Total

October 31, 2019
Cash and banks		662	-	-	-	662
Interest earning bank deposits	6,40%	36,947	-	-	-	36,947
Trade accounts receivable		13,951	19,894	16,639	14,658	65,142

		51,560	19,894	16,639	14,658	102,751

December 31, 2018
Cash and banks		1,075	-	-	-	1,075
Interest earning bank deposits	6,40%	19,253	-	-	-	19,253
Trade accounts receivable		12,175	56,129	22,068	9,934	99,766

		32,403	56,129	22,068	9,934	120,094

Financial liabilities

	Weighted average interest rate per annum	<1 month	1-3 months	3-12 months	1-5 years	Total

October 31, 2019
Suppliers		6,274	80	26	-	6,381

		6,274	80	26	-	6,381
December 31, 2018
Suppliers		13,205	8	826	-	14,039

		13,205	8	826	-	14,039

Market risk

Market risk is the risk that alterations in market prices, such as exchange rates and interest rates, have in the Business’ earnings, or in the value of its holdings of financial instruments. The objective of market risk management is to manage and control exposures to market risks according to acceptable parameters and optimize the return at the same.

Positivo Soluções Didáticas

Unaudited interim condensed

combined carve-out financial

statements as of October 31, 2019

16	Non-cash transactions

The Business carried out the non-cash activities in the ten-month period ended October 31, 2019, which are not reflected in the unaudited interim condensed combined carve-out statement of cash flows, mainly related to the recognition of right-of-use assets and lease liabilities as a result of the adoption of IFRS 16, please refer to note 3, 8 and 10.

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